Stephen W. Semeniuk, CFA

Capital Research & Consulting

CONSENT OF EXPERT

January 19, 2009

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs/Mesdames:

RE: Lincoln Gold Corporation and LPT Capital Ltd. (the "Companies")

I refer to the Notices and Joint Information Circular dated January 19, 2009 (the "**Circular**") in respect of the special meetings of each of the Companies' shareholders to be held on February 18, 2009 and to be filed with the applicable securities regulatory authorities and made public on the SEDAR website.

I am the author of the fairness opinion entitled "Lincoln Gold Corporation – Fairness Opinion on the Business Combination with LPT Capital Ltd." dated December 22, 2008 (the "**Fairness Opinion**").

I hereby consent to the references to my name in the Circular and to the use of the Fairness Opinion in the Circular including its inclusion as Schedule "G" to the Circular.

I confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Fairness Opinion or within my knowledge as a result of the services performed by me in connection with the Fairness Opinion.

This letter is provided to the persons to which it is addressed pursuant to the requirements of applicable securities legislation and not for any other purpose.

Yours truly,

Stephen W. Semeniuk, CFA

cc. Lincoln Gold Corporation
LPT Capital Ltd.

3845 Southridge Avenue, West Vancouver, B.C. V7V 3H9
Phone 604.926.6481 Email stephen_semeniuk@shaw.ca